EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	36 Weeks Ended
	9/3/11	9/4/10
Earnings:
Income before income taxes	$6,835	$6,360
Unconsolidated affiliates interests, net	(66)	25
Amortization of capitalized interest	2	2
Interest expense (a)	584	495
Interest portion of rent expense (b)	129	101

Earnings available for fixed charges	$7,484	$6,983

Fixed Charges:
Interest expense (a)	$584	$495
Capitalized interest	7	4
Interest portion of rent expense (b)	129	101

Total fixed charges	$720	$600

Ratio of Earnings to Fixed Charges (c)	10.40	11.64

(a)	Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes.

(b)	One-third of net rent expense is the portion deemed representative of the interest factor.

(c)	Based on unrounded amounts.